Filed Pursuant to Rule 433 Registration Statement No. 333-249937 July 29, 2021

OneMain Holdings, Inc. Announces Proposed Secondary Offering and Repurchase of Common Stock
Company Release – July 29, 2021

NEW YORK-- OneMain Holdings, Inc. (NYSE: OMF) (the “Company”) announced today the commencement of a proposed secondary public offering of 8,000,000 shares of the Company’s common stock (the “base offering”) by an entity managed by affiliates of Apollo Global Management, Inc. (the “selling stockholder”). The 8,000,000 shares of common stock to be sold in this offering represents approximately 6% of the Company’s outstanding common stock as of July 15, 2021.  The Company is not selling any shares and will not receive any proceeds from the proposed offering.

Subject to the completion of the base offering, the Company intends to purchase 1,600,000 shares of Company common stock that are the subject of the base offering at a price per share equal to the price at which the underwriter will purchase the shares from the selling stockholder in the proposed offering (the “Concurrent Share Buyback”).  The terms and conditions of the Concurrent Share Buyback were reviewed and approved by a special committee of the Company’s board of directors, comprised of independent and disinterested directors. The Concurrent Share Buyback is being made pursuant to a new authorization and does not reduce availability under the Company’s previously announced stock repurchase program, under which $120 million of authorized share repurchase capacity, excluding fees and commissions, remained available as of June 30, 2021.  The Company intends to fund the Concurrent Share Buyback from existing cash on hand. The underwriter will not receive any compensation for the shares being repurchased by the Company.

The underwriter will have a 30-day option to purchase up to an additional 1,200,000 shares of common stock from the selling stockholder. As part of this offering, the selling stockholder has agreed to a 30-day lock-up of its common stock.

Barclays is acting as sole underwriter for the proposed offering. The underwriter may offer the shares from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. The Company has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates and will file a final prospectus supplement relating to the offering. Prospective investors should read the prospectus supplement and base prospectus in that registration statement and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the accompanying base prospectus for the offering may be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone (toll-free): (888) 603-5847 or by emailing: barclaysprospectus@broadridge.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement or the shelf registration statement or prospectus.

About OneMain Holdings, Inc.

OneMain Financial (NYSE: OMF) has been offering responsible and transparent loans for over 100 years. With approximately 1,400 locations throughout 44 states, the company is committed to helping people with their personal loan needs. OneMain and its team members are dedicated to the communities where they live and work.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the selling stockholder’s intention to consummate the offering and the Company’s intent to consummate the Concurrent Share Buyback. All statements other than statements of historical facts contained in this release are forward-looking statements. The consummation of the offering and the Concurrent Share Buyback are subject to market conditions and other factors that are beyond our control. Accordingly, no assurance can be given that the offering and the Concurrent Share Buyback will be completed on the contemplated terms or at all and you should not place undue reliance on any forward-looking statements contained in this press release. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Risk Factors” in the prospectus supplement related to the offering, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in the Company’s other filings with the SEC. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

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Investor Contact:

OneMain Holdings, Inc.
Peter Poillon, 212-359-2432

Source: OneMain Holdings, Inc.